YOUR GUIDE TO INVESTING

REYNOLDS BLUE CHIP GROWTH FUND

IN BLUE CHIP COMPANIES




NEW YORK STOCK EXCHANGE

(Please scroll down to see more.)

Reynolds Blue Chip Growth Fund Ranks in the Top 1 Percent of the Large Mutual Fund Growth Category*



Founded in 1985, Reynolds Capital Management, LLC is the adviser to the Reynolds Blue Chip Growth Fund. Frederick Reynolds is the Fund portfolio manager who administers equity and fixed-income investments for individuals and institutions.

"Keeping a tight focus on top firms."

A No-Load mutual fund, Reynolds Blue Chip Growth Fund (RBCGX) was started in 1988. For more information, visit:

- **Current Performance**
- **Fund Facts**
- **Morningstar (for current NAV)**
- **Morningstar Long-Term Performance Chart**

In January 2012, *Smart Money Magazine* ranked Reynolds Blue Chip Growth Fund in the Top 25 Mutual Funds performers during the past five years ending November 2011.

For more information, **contact us** to discuss investment opportunities.

*From *Smart Money Magazine,* January 2012.



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YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP GROWTH FUND
IN BLUE CHIP COMPANIES

About the Adviser



Reynolds Capital Management, LLC (RCM) is the adviser to the Reynolds Blue Chip Growth Fund. RCM was founded in 1985 to manage equity and fixed-income investments for individuals and institutions. The Reynolds Blue Chip Growth Fund (RBCGX) was started in 1988. The Fund is No-Load.

Frederick "Fritz" Reynolds is the portfolio manager for the Reynolds Blue Chip Growth Fund. Mr. Reynolds is an honors graduate of the University of Wisconsin. He holds a BBA and MBA in Finance and Investments from that institution. He has more than 25 years of extensive professional experience in investments.

Mr. Reynolds was a portfolio manager with sole discretion over portfolios totaling more than $100 million for American Express Investment Management Company in San Francisco. Later he joined Robertson, Colman & Seibel, which became Montgomery Securities. While at Montgomery, he was a senior partner and a member of its Investment Policy and Strategy Committees.

Mr. Reynolds is the President of the Fund.

For more information, please download the **Prospectus**.

YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP GROWTH FUND
IN BLUE CHIP COMPANIES

Investment Strategy–May 18, 2012


Investment Portfolio

We had an extremely high cash position in the Reynolds Blue Chip Growth Fund during the period from October 2007 to March 2009 when the stock market was in a correction phase. We started buying near the market bottom in March 2009. We believe that stocks are selling at attractive valuations based on historical valuation measures. One of these valuation measures is a company's price earnings ratio relative to inflation, interest rates and the economic outlook. Another valuation measure is a company's price earnings ratio relative to its forecasted earning growth rate (the PEG ratio). Many stocks of high-quality companies are currently selling at PE ratios and PEG ratios toward the lower end of their historical ranges and we believe that they are attractively valued.

Opportunistic Investing in Companies of Various Sizes and Diversified Among Various Industries

The Reynolds Blue Chip Growth Fund usually invests in companies of various sizes as classified by their market capitalizations. A company's market capitalization is calculated by taking the number of shares the company has outstanding multiplied by its current market price. Other considerations in selecting companies for the Fund include revenue growth rates, product innovations, financial strength, management's knowledge and experience plus the overall economic and geopolitical environments and interest rates. The Fund's investments are diversified among various industries.

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in worldwide "blue-chip" growth companies. These companies are defined as companies with a minimum market capitalization of $1 billion. In the long term, these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.



General Information


Investment Portfolio

Reynoldsfunds.com website: You can access current information about your investment holdings via the Shareholder Login. You will be able to view your account list, account detail (including balances), transaction history, distributions, and the current Reynolds Blue Chip Growth Fund net asset value. Additional information available includes quarterly updates of the returns of the Blue Chip Growth Fund, top ten holdings and industry percentages at Fund Facts. Also, detailed statistics and graphs or past performances from a link to Morningstar for the Blue Chip Growth Fund.

Portfolio Manager: Frederick Reynolds is the portfolio manager of the Reynolds Blue Chip Growth Fund.

Linked Money Market Fund: The First American Treasury Obligations Fund is a money market fund offered by an affiliate of our transfer agent, U.S. Bancorp Fund Services, LLC. This Fund is offered as a money market alternative to our shareholders. The First American Treasury Obligations Fund offers many free shareholder conveniences including automatic investment and withdrawal plans and check writing access to your funds and is linked to your holdings in the Reynolds Blue Chip Growth Fund. This Fund is also included on your quarterly statements.

- First American Treasury Obligations Prospectus (536K pdf)
- First American Treasury Obligations Purchase Application (107K pdf)

NASDAQ Symbols: Reynolds Blue Chip Growth Fund—RBCGX and First American Treasury Obligations Fund—FATXX.

Minimum Investment: $1,000 for regular and retirement accounts ($100 for additional investments for all accounts—except for the Automatic Investment Plan, which is $50 for regular and retirement plan accounts). Download application form (66K pdf).

For automatic current daily net asset values: The updated current net asset value for the Blue Chip Growth Fund is usually available each business day after 6 p.m. (CST). Click here for link to Morningstar.

For First American Treasury Obligations Fund current one- and seven-day yields: Call 1-800-773-9665.

For shareholders to automatically access their current account information: Access your account online.

Shareholder statement frequency: Consolidated statements summarizing the Blue Chip Growth Fund and First American Treasury Obligations Fund accounts held by a shareholder are sent quarterly. In addition, individual Blue Chip Growth Fund statements are sent whenever a transaction occurs.

Tax Reporting: Individual 1099 forms, which summarize any dividend income and any long- or short-term capital gains, are sent annually to shareholders each January if necessary. The percentage of income earned from various government securities, if any, for the Blue Chip Growth and the First American Treasury Obligations Fund are also reported in January.

Prototype plans for retirement plans: Retirement plans offered include: the Traditional IRA, Roth IRA, Coverdell Education Savings Account, SEP-IRA, and SIMPLE IRA. Download IRA information (290K pdf).

Automatic Investment Plan: There is no charge to automatically debit your checking account to invest in the Blue Chip Growth Fund or the First American Treasury Obligations Fund ($50 minimum for either of these Funds) at periodic intervals to make automatic purchases in either of these Funds. This is useful for dollar cost averaging for the Blue Chip Growth Fund. Download application form (66K pdf).

Systematic Withdrawal Plan: For shareholders with a $10,000 minimum starting balance, there is no charge to automatically redeem shares ($100 minimum) in the Blue Chip Growth Fund or the First American Treasury Obligations Fund as often as monthly and send a check to you or transfer funds to your bank account.

Free Check Writing: Free check writing ($100 minimum) is offered for accounts invested in the First American Treasury Obligations Fund.

Exchanges or Regular Redemptions: As often as desired—no charge.

To speak to a Fund representative: Call 1-800-773-9665 from 8 a.m. to 7 p.m. (CST).

The Blue Chip Growth Fund and the First American Treasury Obligations Fund are No-Load: No front-end sales commissions or deferred sales charges ("loads") are charged. Over 40% of all mutual funds impose these marketing charges that are ultimately paid by the shareholder. These marketing charges are either: (1) a front-end fee or "load" in which up to 5% of a shareholder's assets are deducted from the original investment (some funds even charge a fee when a shareholder reinvests capital gains or dividends); or (2) a back-end penalty fee or "load" which is typically deducted from a shareholder's account if a shareholder redeems within five years of the original investment. These fees reduce a shareholder's return. The Blue Chip Growth Fund and First American Treasury Obligations Fund are No-Load as they do not have these extra charges.

We appreciate your continued confidence in the Reynolds Blue Chip Growth Fund and would like to welcome our new shareholders. We look forward to strong results in the future.

Reynolds Blue Chip Growth Fund Privacy Policy (49K pdf)

Proxy Voting Policy (73K pdf)

View Proxy Voting Record*

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*External link

YOUR GUIDE TO INVESTING

REYNOLDS BLUE CHIP GROWTH FUND

IN BLUE CHIP COMPANIES



Current Performance

Performance Reynolds Blue Chip Growth Fund (RBCGX) vs. S&P 500 Index as of 08/31/12

			Annualized	
	1 Year	3 Year	5 Year	10 Year
Reynolds Blue Chip Growth Fund	10.32%	14.02%	13.08%	9.94%
S&P 500 Index	18.00%	13.62%	1.28%	6.51%

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will flucuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.




YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP GROWTH FUND
IN BLUE CHIP COMPANIES

Fund Facts

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in "blue chip" growth companies. In the long term, these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis

For our latest market comments, please see the latest **Shareholder Report**.

Portfolio Manager

Frederick L. Reynolds

Investment Objective

Seeking long-term capital appreciation.

General

Category:	Equity	**Minimum Investment**	
Symbol:	RBCGX	Initial:	$1000
Inception Date:	08/12/88	Subsequent:	$100
Net Assets in Millions:	$188.0	Initial IRA:	$1000
(as of 06/30/12)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return
(as of 08/31/12)

	Return
Year to Date	+12.38%
1 Year	+10.32%
3 Year	+14.02%
5 Year	+13.08%
10 Year	+9.94%
Life of Fund	+8.16%

Average Annual Total Return
(as of 06/30/12)

	Return
1 Year	(4.05)%
3 Year	+17.45%
5 Year	+12.36%
10 Year	+8.59%
Life of Fund	+8.05%

Cumulative Total Return
(as of 06/30/12)

	Return
1 Year	(4.05)%
3 Year	+62.01%
5 Year	+79.08%
10 Year	+127.92%
Life of Fund	+535.23%

Calendar Year End Data

Year	**2011**	**2010**	**2009**	**2008**	**2007**
Total Return	(6.14)%	+24.57%	+41.87%	(5.09)%	+8.29%
Capital Gains	0	0	0	0	0
Dividends	0	0	0	0	0.2104
Net Assets ($millions)	$206.8	$174.5	$59.6	$21.4	$25.4
Value $10,000 invested on 08/12/88	$58,661	$62,496	$50,168	$35,363	$37,258

Operations Data

Front end Load: None
Redemption Fee: None
Expense Ratio[1]: 1.54%
(as of 03/31/12)

Asset Allocation

Date	**06/30/12**	**03/31/12**	**12/31/11**	**09/30/11**	**06/30/11**
Equities	99.74%	99.97%	100.21%	98.02%	98.88%
Preferred Stock	0.29%	0.28%	0.24%	0.21%	0.20%
Cash	(0.03)%	(0.25)%	(0.45)%	1.77%	0.92%

Turnover Rate: 42%
(as of 03/31/12)

Top Ten Investment Holdings
(as of 06/30/12)

Apple Inc.	5.0%
Dollar Tree, Inc.	0.9%
Priceline.com Inc.	0.8%
Monster Beverage Corporation	0.8%
Ross Stores, Inc.	0.7%
Whole Foods Market, Inc.	0.7%
The Home Depot, Inc.	0.7%
The TJX Companies, Inc.	0.6%
Pier 1 Imports, Inc.	0.6%
Starbucks Corp.	0.6%

Top Ten Industry Weightings
(as of 06/30/12)

Specialty Retail	8.3%
Hotels, Restaurants & Leisure	6.2%
Computers & Peripherals	5.8%
Software	5.2%
Chemicals	3.8%
Media	3.1%
Machinery	3.0%
Oil, Gas & Consumable Fuels	3.0%
Beverages	3.0%
Pharmaceuticals	2.9%

The Global Industry Classification Standard ("GICS®") was developed by and/or is the exclusive property of MSCI, Inc. and Standard & Poor's Financial Services LLC ("S&P"). GICS® is a service mark of MSCI and S&P and has been licensed for use by U.S. Bancorp Fund Services, LLC.

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

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YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP GROWTH FUND
IN BLUE CHIP COMPANIES

Net Asset Value

To view the net asset value and other information, as provided by Morningstar, for Reynolds Blue Chip Growth Fund, click on the link provided below.

Link to net asset value and Morningstar information — RBCGX

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

"Keeping a tight focus on top firms."



YOUR GUIDE TO INVESTING

REYNOLDS BLUE CHIP GROWTH FUND

IN BLUE CHIP COMPANIES

Prospectus



Reynolds Funds (the "Company") is a no-load, open-end, diversified management investment company, better known as a mutual fund, registered under the Investment Company Act of 1940 (the "Act"). It was incorporated under the laws of Maryland on April 28, 1988. The Company consists of the Reynolds Blue Chip Growth Fund (the "Fund"). The Fund obtains its assets by continuously selling its shares to individual and institutional investors. Proceeds from such sales are invested in securities of other issuers. In this way, the Fund:

- Combines the resources of many investors, with each individual investor having an interest in every one of the securities owned by the Fund;
- Provides each individual investor with diversification by investing in the securities of many different issuers;
- Reduces transaction costs by buying and selling larger blocks of securities; and
- Furnishes professional portfolio management to select and watch over its investments. See "Management of the Fund" in the **Prospectus** for a discussion of the Fund's Adviser.

The Fund will redeem any of its outstanding shares on demand of the owner at its next determined net asset value. Registration of the Company under the Act does not involve supervision of the Company's management or policies by the Securities and Exchange Commission.

For more information, please download the **Prospectus**.

Reynolds Blue Chip Growth Fund Summary Prospectus (85K pdf)

Reynolds Blue Chip Growth Fund Prospectus (401K pdf)

View XBRL Risk/Return Summary Information*

Reynolds Blue Chip Growth Fund Purchase Application (64K pdf)

Reynolds Blue Chip Growth Fund Statement of Additional Information (165K pdf)

First American Treasury Obligations Fund Prospectus*

First American Treasury Obligations Fund Purchase Application (107K pdf)

Acrobat Reader is required to view the above links. If you do not have installed, please click **here***. Make sure you select the correct operating system when you download Reader.*

* External link


YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP GROWTH FUND
IN BLUE CHIP COMPANIES

Shareholder Report



Investment Strategy (May 18, 2012)

We had an extremely high cash position in the Reynolds Blue Chip Growth Fund during the period from October 2007 to March 2009 when the stock market was in a correction phase. We started buying near the market bottom in March 2009. We believe that stocks are selling at attractive valuations based on historical valuation measures. One of these valuation measures is a company's price earnings ratio relative to inflation, interest rates and the economic outlook. Another valuation measure is a company's price earnings ratio relative to its forecasted earning growth rate (the PEG ratio). Many stocks of high-quality companies are currently selling at PE ratios and PEG ratios toward the lower end of their historical ranges and we believe that they are attractively valued.

Download the latest Shareholder Report (283K pdf)

Acrobat Reader is required to view the above links. If you do not have installed, please click **here**. *Make sure you select the correct operating system when you download Reader.*

Economic Discussion: The U.S. Economy

The U.S. economic recovery that started in mid-2009 has continued, although at a modest pace, so far in 2012. The U.S. economic recovery continues to be affected by a number of secular factors that are altering the pace and composition of growth. The economy in 2012 is being affected by high unemployment, greater prudence and less speculation in lending, reduced government spending for the last six straight quarters, and weakness overseas. The U.S. economy is growing, but at a lower-than-ideal rate. For example, growth of 3% or better is needed to meaningfully reduce unemployment, which is currently around 8%. The Federal Reserve Board's (the Fed's) second round of economic stimulus named "Operation Twist," which involved purchasing longer-term maturity Treasury Bonds and selling shorter-term maturity Treasury Bonds, is scheduled to end on June 30, 2012. This stimulus tended to moderately lower longer-term interest rates and added a moderate amount to economic growth. There are currently no announced plans by the Fed for a third round of stimulus. Economic growth has recently slowed. U.S. Gross Domestic Product (GDP) expanded at an inflation-adjusted annual rate of 2.2% in the quarter ended March 31, 2012 helped by a strong private sector including strong consumer spending and hurt by a weak public sector. For the next six months, the outlook remains modest but less-than-ideal growth accompanied by high unemployment, modest inflation pressures, no change in the Federal Reserve policy on the federal funds rate, a strong private sector and a weak public sector. The economy will continue to be characterized by large fiscal deficits. GDP increased 1.7% in 2011 and 3.0% in 2010, after decreasing 3.6% in calendar 2009, after no change (0.0%) in calendar 2008, and increasing 2.1% in 2007. Only modest GDP gains are forecast for the next two years. U.S. GDP is forecast to expand at a 1.8% rate in the quarter ended June 30, 2012, and at 2.1% for the year ended December 31, 2012 and 2.1% for 2013.

U.S. inflation numbers have been helped in the last few years by global competition and technology innovations that are helping to lower production and distribution costs. Inflation, as measured by the Consumer Price Index, increased 3.1% in 2011 and 1.6% in 2010 after decreasing 0.3% in 2009, increasing 3.8% in 2008, and increasing 2.9% in 2007. U.S. inflation increased 2.8% in the first quarter of 2012 and is forecast to increase 2.3% in the second quarter of 2012. U.S. inflation is forecast to increase 2.1% in 2012 and 1.9% in 2013.

There are some current and potential economic and investment negatives at the present time, including: (1) unemployment at 8.1% is still high as hiring continues cautious and recent employment gains have been weaker than expected; (2) high oil prices including higher gasoline prices continue to negatively affect economic growth; (3) mortgage rates are low, but mortgage credit is still somewhat tight; (4) business spending has recently slowed; (5) the U.S. deficit needs to be reduced; (6) there are major economic problems with some individual Euro-zone countries such as Greece, Italy, Ireland, Portugal, and Spain which may continue for some time and may spread to other countries; and (7) China's economic growth projections have recently been lowered.

Some current and potential economic and investment positives are: (1) consumer spending, which accounts for about 71% of the economy, expanded in the most recent quarter at the fastest pace in the last year; (2) employment and payrolls are increasing although at a modest rate; (3) there has been recent growth in commercial and residential construction; (4) auto sales have recently strengthened; (5) there has been an increase in the willingness of companies to commit capital as evidenced by the increase in merger and acquisition activity; (6) the economy has grown in the last 10 quarters through the March 31, 2012 quarter and growth should continue in the near term; (7) growth in the service sector is broadening; (8) manufacturing production is strong; (9) businesses have been able to use the credit markets to strengthen their balance sheets; (10) short-term interest rates remain low helped by a low Fed Funds rate; (11) long-term Treasury rates are low; (12) many companies reported revenue growth, not just earnings growth, from cutting expenses in the most recent quarters; (13) the European bailout fund has been expanded; (14) current valuations of stocks are at the lower end of historical ranges; and (15) the U.S. economy currently has better fundamentals than the economies of most other industrialized countries.

The World Economy

The global economic recovery that started in mid-2009 has continued in 2012. Global economic activity slowed considerably in the second half of 2011, but appears to be stabilizing. The World Economy increased 4.0% in 2011 and 4.8% in 2010 after decreasing 0.8% in 2009 and is forecast to increased 3.5% in 2012 and 4.0% in 2013. The Euro-zone is currently the weakest economic area among industrialized countries. Europe has been implementing significant fiscal retrenchment which is slowing their economic growth. The biggest risk to Euro-zone economic growth is related to the potential sovereign government debt crises that have appeared. The Euro-zone increased 1.5% in 2011 and 1.7% in 2010 after decreasing 4.0% in 2009. Euro-zone real GDP has decreased over the last two quarters. The Euro-zone is forecast to increase 0.2% in 2012 and 1.4% in 2013. Several Euro-zone countries, including Spain, have slipped into a recession.

The United Kingdom's GDP increased 0.7% in 2011 and 1.3% in 2010 after decreasing 4.9% in 2009 and is forecast to increase 0.7% in 2012 and 1.7% in 2013. The U.K. has recently slipped into its first double-dip recession since the '70s. Japan decreased 0.7% in 2011 and increased 4.0% in 2010 after decreasing 5.2% in 2009 and is forecast to increase 1.4% in 2012 and increase 1.5% in 2013. Canada increased 2.5% in 2011 and 3.1% in 2010 after decreasing 2.6% in 2009 and is forecast to increase 2.0% in 2012 and 2.4% in 2013.

Some developing countries in the world have been growing faster than the U.S. in the last few years. Their economies continued to grow faster than the U.S. during the most recent worldwide economic slowdown and their economies are continuing to grow faster. Recovery is strongest in Asia with China having the strongest growth among "advanced economies." Other Asian countries are having good growth rates as well. The biggest developing economies are many times referred to as the "BRIC" economy, which is short for Brazil, Russia, India and China. China's population is approximately 19% of the world's total population of approximately seven billion. In the second quarter of 2010, China overtook Japan and became the world's second largest economy after the U.S. It is the world's fastest-growing major economy. Many economists believe that China has a particularly good long-term outlook. Near term, however, there have been some crosscurrents in China's economic outlook and China's growth rate has recently slowed to about 8.0%. GDP increased 6.4% in 2011 and 10.4% in 2010 after increasing 8.5% in 2009 and is forecast to increase 8.0% in 2012 and 8.3% in 2013.

India's population is approximately 17% of the world's population. It is the world's second-fastest-growing major economy. India's economy increased 6.6% in 2011 and 8.4% in 2010 after increasing 6.8% in 2009 and is forecast to increase 6.8% in 2012 and 7.3% in 2013.

Brazil is Latin America's biggest economy. GDP increased 2.7% in 2011 and 7.5% in 2010 after decreasing 0.2% in 2009 and is forecast to increase 2.9% in 2012 and 3.9% in 2013. Russia's economy grew at 4.3% in 2011 and 4.0% in 2010 after decreasing 7.9% in 2009 and is forecast to increase 3.8% in 2012 and 3.2% in 2013.

Many worldwide larger multinational companies should be well positioned to benefit long term from worldwide growth. To the extent that some of these companies' U.S. earnings are growing slower, this could be somewhat offset by their possible stronger foreign earnings. The long-term strategy of the Reynolds Blue Chip Growth Fund is to be structured to benefit from this worldwide growth by investing in many of these leading multinational growth companies.

The Blue Chip Fund is positioned to participate in long-term worldwide growth trends through investments in multinational U.S. headquartered companies. In addition, the Fund has investments in leading foreign headquartered companies, whose stocks or American Depositary Receipts (ADRs) trade in the United States. These ADRs are denominated in dollars and they must use GAAP (Generally Accepted Accounting Principles) accounting to qualify as an ADR. The Blue Chip Fund may hold up to 35% of its assets in ADRs.

For more information, please download the latest **Shareholder Report**.




YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP
GROWTH FUND
IN BLUE CHIP COMPANIES

Individual Retirement Accounts


Retirement Plan

Reynolds Blue Chip Growth Fund offers three different types of IRAs. Upon creation of an IRA, you must designate whether the IRA will be a **Traditional IRA,** a **Roth IRA,** or an **Education IRA.** (In addition, there are SEP-IRAs and SIMPLE IRAs, which are discussed in the Disclosure Statement for Traditional IRAs in the IRA Info Kit.)

In a **Traditional IRA,** amounts contributed to the IRA may be tax deductible at the time of contribution. Distributions from the IRA will be taxed at distribution except to the extent that the distribution represents a return of your own contributions for which you did not claim (or where not eligible to claim) a deduction.

In a **Roth IRA,** amounts contributed to your IRA are taxed at the time of contribution, but distributions from the IRA are not subject to tax if you have held the IRA for certain minimum periods of time (generally, until age 59-1/2 but in some cases longer).

In an **Education IRA,** you contribute to an IRA maintained on behalf of a beneficiary and do not receive a current deduction. However, if amounts are used for certain educational purposes, neither you nor the beneficiary of the IRA are taxed upon distribution.

Each type of IRA is a custodial account created for the exclusive benefit of the beneficiary you (or your spouse) in the case of the Traditional IRA and Roth IRA, and a named beneficiary in the case of an Education IRA. U.S. Bancorp Fund Services, LLC serves as custodian of the IRA. Your, your spouse's or your beneficiary's (as applicable) interest in the account is nonforfeitable.

For more information, please download the **IRA Information Kit**.

Reynolds Blue Chip Growth Fund IRA Info Kit
(203K pdf)

Reynolds Blue Chip Growth Fund IRA Application
(87K pdf)

Reynolds Blue Chip Growth Fund IRA Transfer Form
(62K pdf)

Reynolds Blue Chip Growth Fund Education IRA Application
(82K pdf)

Reynolds Blue Chip Growth Fund Prospectus (401K pdf)

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Adviser | Fund Information | Literature & Forms | News | Shareholder Login | Contact Us | Home

Additional Information / Graphs

To obtain additional information and graphs, click on the link provided below.

Link to net asset value and Morningstar information

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

"Keeping a tight focus on top firms."

YOUR GUIDE TO INVESTING

REYNOLDS BLUE CHIP GROWTH FUND

IN BLUE CHIP COMPANIES



In the News

"Keeping a tight focus on top firms."

"Reynolds Fund Focuses on Blue Chips of Tomorrow"
Ranked in Top Percentile of Morningstar Category on a Five-Year Annualized Basis
Dow Jones Tip Sheet, Sept. 4, 2012

"2012 Mutual Fund Rankings. We list which funds did best and which are worth owning now."
Reynolds Blue Chip Growth Fund featured in Kiplinger's Annual Fund Ratings. *Kiplinger's Personal Finance,* September 2012.

"Top 100 Mutual Funds"
"Smart Money Magazine," January 12, 2012. Reynolds Blue Chip Growth Fund is featured as one of the top performers during the past five years.

"And the Winners Are..."
We list which funds did best and which are worth owning now. Reynolds Blue Chip Growth Fund featured in Kiplinger's Annual Fund Ratings, *Kiplinger's Personal Finance,* September 2011.

"Reynolds Returns 39% Managing No. 1 Fund Buying Global Stocks"
Bloomberg.com, August 30, 2011.



Dow Jones Newswires

TUESDAY, SEPTEMBER 4, 2012

TIP SHEET:

Reynolds Fund Focuses on Blue Chips of Tomorrow

—Ranked in top percentile of Morningstar category on a five-year annualized basis

—Has 900 holdings, far more than typical

—Apple is largest position

By Caitlin Nish

NEW YORK—The Reynolds Blue Chip Growth Fund (RBCGX) is a one-man show. Portfolio manager Frederick "Fritz" Reynolds has led the fund for nearly a quarter of a century, constantly searching for the blue chips of tomorrow.

His strategy focuses on companies in expanding industries with proprietary products or services that he thinks have the potential for above-average earnings growth.

Mr. Reynolds isn't a "market timer," looking instead for long-term growth. But if stocks become overvalued, he says he doesn't hesitate to head to cash. This was his strategy in 2007 when he saw home prices becoming more and more inflated, before the price bubble burst. As a result of the move and his subsequent decision to get back into the stock market in mid-March 2009, the fund's average annualized returns beat 99% of its large-growth peers over the past five years, according to Morningstar Inc.

"My theory is that if you can preserve money in a tough market, it's real easy to make money in a good market," says Mr. Reynolds.

When he began buying again in 2009, there were plenty of bargains to be had.

One of the first names he scooped up was Apple Inc. (AAPL), which he started buying in mid-March 2009 at $95.77. Apple, which closed at $665.24 Friday, is now the fund's top holding at about 6% of the portfolio. He notes that Apple has beautiful products and a lot of demand, both for replacing existing iPhones and for newer products.

"I haven't found a company of this caliber that is this cheap in valuation," on a price/earnings-to-growth ratio, Mr. Reynolds says. His conviction is high--the next largest position in the portfolio is under 1%.

The Blue Chip Growth Fund, which currently has about $185 million in assets under management, has roughly 900 holdings--far greater than the category average. "By being diversified, I reduce the risk," Mr. Reynolds says.

Stocks right now are cheap, Mr. Reynolds adds, and he wants to own not only a market leader but the number two or three competitors, which are more likely to be bought out. That was the theory behind holding both Starbucks Corp. (SBUX) and Peet's Coffee & Tea Inc. (PEET), a bet that paid off when Peet's agreed to be taken private earlier this summer.

While Mr. Reynolds's top criteria is valuation, the macroeconomic environment does influence his strategy.

"The way the economy is going, unfortunately consumers are being squeezed," says Mr. Reynolds, whose fund has a 0.8% position in discount retailer TJX Cos. (TJX).

"I have favored retailers that sell low-end products since I started buying in spring 2009 and it's still a very strong trend in the economy," he adds.

However, he also holds higher-end retailers, including Macy's Inc. (M) and Nordstrom Inc. (JWN). That's a function of a "split economy," Mr. Reynolds says, noting that unemployment is lower among Americans who hold a college degree than those who have only a high-school diploma.

Todd Rosenbluth, S&P Capital IQ mutual fund analyst, says that while the fund's long-term track record is excellent, the "growth focus to this portfolio has led to some volatility in performance."

"There's a less-certain earnings record behind some of these companies," he adds.

The Reynolds Blue Chip Growth Fund is up 13% on a five-year annualized basis, according to Morningstar, which rates it five stars. The fund has outperformed the total return of the Standard & Poor's 500 index by 12 percentage points and its category by 11 percentage points over the same period. But in the past year, the fund has underperformed both its benchmark and category.

Mr. Reynolds notes 2011 was a year that favored higher-yielding stocks, of which he didn't own enough. But he expects the tide to turn soon.

"The stocks I own are particularly good value right now," he says.

(Caitlin Nish is a Dow Jones columnist who focuses on compliance and regulatory issues affecting financial advisers and their practices.)

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